AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
For the nine months ended September 30, 2008

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Audit Committee and Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

American Bonanza Gold Corp.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)
(Unaudited – Prepared by Management)	September 30,	December 31,
	2008	2007
	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,491,188	4,266,063
Amounts receivable (Note 4)	1,150,189	1,852,614
Prepaid expenses	151,666	73,236
Marketable securities (Note 5)	43,355	167,858
	4,836,398	6,359,771
RECLAMATION BOND	20,000	22,000
MINERAL PROPERTIES (Note 6)	54,956,457	54,551,224
OFFICE EQUIPMENT, net	29,296	30,366
	59,842,151	60,963,361
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	85,811	396,613
ASSET RETIREMENT OBLIGATION (Note 12)	34,108	32,816
FUTURE INCOME TAXES (Note 7)	1,663,429	1,197,375
	1,783,348	1,626,804
SHAREHOLDERS' EQUITY
Share capital (Note 7)	59,621,860	60,087,914
Contributed surplus (Note 7)	6,052,622	5,943,972
Accumulated other comprehensive income (Notes 5 and 8)	(223,814)	(99,311)
Deficit	(7,391,865)	(6,596,018)
	58,058,803	59,336,557
	59,842,151	60,963,361

NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Notes 6 and 10)

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)	Three Months		Nine Months
(Unaudited – Prepared by Management)	Ended September 30,		Ended September 30,
	2008	2007	2008	2007

	$	$	$	$
EXPENSES (INCOME)
Amortization	2,996	2,777	8,857	8,298
Accretion of asset retirement obligation	431	409	1,292	1,227
Business development	44,886	12,500	104,894	55,495
Exploration	50,037	21,816	95,045	86,306
Foreign exchange	9,827	13,001	17,631	20,517
General and administrative (Note 9)	137,342	131,639	548,571	705,036
Stock-based compensation	-	-	108,650	128,700
Interest income	(37,358)	(19,853)	(89,093)	(121,697)

NET LOSS	(208,161)	(162,289)	(795,847)	(883,882)

DEFICIT, beginning of period	(7,183,704)	(6,371,154)	(6,596,018)	(5,649,561)

DEFICIT, end of period	(7,391,865)	(6,533,443)	(7,391,865)	(6533,443)

LOSS PER COMMON SHARE
Basic and diluted	(0.00)	(0.00)	(0.01)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES	115,662,976	100,628,976	115,662,976	100,628,976

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In Canadian Dollars)	Three Months		Nine Months
(Unaudited – Prepared by Management)	Ended September 30,		Ended September 30,
	2008	2007	2008	2007

	$	$	$	$

LOSS FOR THE PERIOD	(208,161)	(162,289)	(795,847)	(883,882)

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gains on available-for-sale marketable
securities (Note 5)	(59,097)	(15,600)	(124,503)	(48,000)

COMPREHENSIVE LOSS FOR THE PERIOD (Note 5)	(267,258)	(177,889)	(920,350)	(931,882)

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)	Three Months		Nine Months
(Unaudited – Prepared by Management)	Ended September 30,		Ended September 30,
	2008	2007	2008	2007

	$	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	(208,161)	(162,289)	(795,847)	(883,882)
Items not affecting cash
Amortization	2,996	2,777	8,857	8,298
Accretion of asset retirement	431	409	1,292	1,227
Stock-based compensation	-	-	108,650	128,700
	(204,734)	(159,103)	(677,048)	(745,657)
Changes in non-cash operating accounts
Amounts receivable	616,446	(10,137)	702,425	(893,386)
Prepaid expenses	(31,879)	(1,522)	(78,430)	40,116
Accounts payable and accrued liabilities	70,298	(302,976)	(310,802)	(163,354)

	450,131	(473,738)	(363,855)	(1,762,281)

INVESTING ACTIVITIES
Mineral properties (Note 6)	(1,126,183)	(861,028)	(2,405,233)	(3,104,831)
Taurus option payment (Note 6)	-	-	2,000,000	-
Refund of Environmental Bond	2,000	-	2,000	-
Office equipment	-	-	(7,787)	(3,360)

	(1,124,183)	(861,028)	(411,020)	(3,108,191)

INCREASE (DECREASE) IN CASH	(674,052)	(1,334,766)	(774,875)	(4,870,472)
CASH AND CASH EQUIVALENTS, beginning of period	4,165,240	2,614,299	4,266,063	6,150,005

CASH AND CASH EQUIVALENTS, end of period	3,491,188	1,279,533	3,491,188	1,279,533

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	-	-	-	-
Interest received	37,358	19,853	89,093	121,697
Taurus property option payments received	-	-	2,000,000	-
Income taxes paid	-	-	-	-

Non-cash financing and investing activities:
Increase of marketable securities under property option
agreement	-	-	-	300,000

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation” or “Company”) is an exploration stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the United States and Canada. The Corporation has not yet determined whether its mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as mineral properties represent costs to date, and do not necessarily represent present or future values.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The Corporation will be required to raise additional funding to complete its long-term business objectives. Failure to raise additional funding may require the Corporation to reduce operations.

2.	BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application of the most recent annual audited financial statements. Accordingly, they should be read in conjunction with the most recent annual audited financial statements of the Corporation. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statement have been made.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

On January 1, 2008, the Corporation adopted new accounting standards related to general standard of financial statement presentation, capital disclosure and financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”). The new CICA standards are as follows:

Inventories, Section 3031

In June 2007, the Canadian Institute of Chartered Accountants (CICA) issued section 3031, “Inventories,” to replace existing section 3030. The new section, which was effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. The application of this section did not have a significant impact on the Corporation’s financial statements.

Goodwill and intangible assets, Section 3064

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for us beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period,” will be withdrawn. This will result in a change to our accounting for the start up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. The application of this section did not have a significant impact on the Corporation’s financial statements.

Section 1400, General Standard of Financial Statement Presentation

This section specifies requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The Corporation disclosure reflects such assessment.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

Section 1535, Capital Disclosures

In October 2006, the Accounting Standards Board issued CICA Handbook Section 1535, “Capital Disclosures”, which establishes standards for disclosing information about an entity’s capital and how it is managed. This standard is effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Corporation has adopted this standard in the 2008 fiscal year. Disclosure requirements pertaining to this section are contained in Note 14.

Section 3862, Financial Instruments Disclosures Section 3863, Financial Instruments Presentation

These sections replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. Disclosure requirements pertaining to this section are contained in Note 13.

4.	AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	September	December 31,
	30,	2007
	2008
	$	$

Goods and services tax	66,441	36,633
Quebec sales tax	27,660	13,404
Interest receivable	46,393	9,592
Mining duties and refundable tax credits receivable (a)	945,048	1,747,876
Other	64,646	45,109

	1,150,189	1,852,614

(a)	Government Assistance

The Corporation qualifies for mineral exploration assistance programs associated with incurring exploration and development expenditures on mineral properties located in Quebec. The assistance programs are comprised of a Refundable Tax Credit of 35% of eligible exploration expenses pursuant to Quebec’s Taxation Act and a further 12% refundable credit on eligible expenditures pursuant to Quebec’s Mining Duties Act.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

5.	MARKETABLE SECURITIES

The effect of adopting the new accounting standards on the marketable securities as at January 1, 2007 is summarized below. As prescribed by these standards, prior periods have not been restated.

	September 30, 2008
			Nine Months
	Fair Value	Fair Value	unrealized
	Closing	Opening	losses
	$	$	$
- Bayswater Uranium (a)	5,460	29,700	(24,240)
- Hawthorne Gold Corp. (b)	37,895	138,158	(100,263)

	43,355	167,858	(124,503)

	December 31, 2007
			Accumulated
	Fair Value	Cost	unrealized
			gains (losses)
	$	$	$
- Northern Canadian Minerals Inc. (a)	29,700	10,200	19,500
- Cusac Gold Mines Ltd. (b)	138,158	300,000	(161,842)

	167,858	310,200	(142,342)

On January 1, 2007, the Corporation recognized an adjustment of $12,300 to the opening balance of accumulated other comprehensive income pursuant to the adoption of new CICA Handbook Sections 3855 and 1530 relating to the unrealized gain on available-for-sale marketable securities held by the Corporation at January 1, 2007. During the period ended September 30, 2008, the Corporation recorded an unrealized loss of $124,503 (2007 – 48,000) on marketable securities in other comprehensive loss.

(a)

Pursuant to the terms of an Option Agreement entered into with Northern Canadian Minerals Inc. (“NCA”) (Note 6(c)) the Corporation received 60,000 NCA common shares and other consideration for entering into this Agreement. On January 11, 2008 Bayswater Uranium Corporation (“BAY”) acquired NCA and exchanged 39,000 BAY shares for the 60,000 NCA shares. The quoted market value of BAY shares was $5,460 at September 30, 2008.

(b)

On June 21, 2007, the Corporation received 1,500,000 common shares of Cusac Gold Mines Ltd. (“Cusac”) upon the execution of the option agreement as described on Note 6(b)(ii). The shares were valued as $300,000 based on quoted market value of the shares. On December 19, 2007, Cusac and Hawthorne Gold Corp. (“Hawthorne”) entered into a definitive merger agreement to merge whereby holders of Cusac common shares would receive one Hawthorne common share in exchange for 19 common shares of Cusac. The merger closed in April, 2008 and the Corporation currently holds 78,947 shares of Hawthorne. The quoted market value of Hawthorne share was $37,895 at September 30, 2008.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES

Project	2008	2007
	$	$

Copperstone (a)	26,552,247	24,938,311
Fenelon (b(i))	15,196,067	14,768,533
Taurus Gold (b(ii))	3,334,826	5,324,013
Gold Bar (c)	1,076,800	1,062,471
Northway (b(iii))	4,412,993	4,223,809
Martiniere (b(iii))	3,206,252	3,129,259
Northshore (b(iv))	962,308	914,286
Other (d)	214,964	190,542
	54,956,457	54,551,224

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2008:

									Total	Total
	Copperstone	Fenelon	Taurus	Gold Bar	Northway	Martiniere	Northshore	Other	2008	2007
	$	$	$	$	$	$	$	$	$	$

Balance, beginning of period	24,938,311	14,768,533	5,324,013	1,062,471	4,223,809	3,129,259	914,286	190,542	54,551,224	51,964,625

Decline, drilling and underground support	804,428	180,870	-	-	-	-	-	-	985,298	2,240,208
Geological consulting and related	418,478	184,194	-	-	27,017	23,312	11,968	-	664,969	1,066,121
Assaying	31,826	-	-	-	-	-	15,206	-	47,032	242,153
Engineering/environmental	-	-	10,813	-	-	47,916	-	-	58,759	-
Advance royalty payment	30,600	-	-	-	-	-	-	-	30,600	-
Property acquisition and related	-	-	-	-	-	-	15,952	-	15,952	244,380
BLM payment – tax, permits	83,056	22,901	-	14,329	-	2,700	1,800	24,422	149,208	192,141
Computer and related	-	-	-	-	-	-	-	-	-	64,125
Site maintenance and camp:	-	-	-	-	-	-	-	-	-	-
Utilities and power	18,713	-	-	-	-	-	-	-	18,713	23,471
Property caretakers	65,098	77,426	-	-	-	-	-	-	142,524	162,209
Equipment and truck rental	95,425	16,136	-	-	-	4,123	850	-	116,534	419,764
Telephone	953	10,544	-	-	-	-	-	-	11,497	16,876
Maintenance, supplies, other	65,359	111,717	-	-	3,536	1,133	2,246	-	183,991	184,258
Joint venture payment	-	-	-	-	160,500	-	-	-	160,500	11,022
Accrued government subsidies	-	(176,254)	-	-	(1,869)	(2,221)	-	-	(361,710)	(982,469)
Write-down	-	-	-	-	-	-	-	-	-	-
Option agreement (Note 6(b)(ii))	-	-	(2,000,000)	-	-	-	-	-	(2,000,000)	(1,297,660)

	1,613,936	427,534	(1,989,187)	14,329	189,184	76,993	48,022	24,422	405,233	2,586,599

Balance, end of period	26,552,247	15,196,067	3,334,826	1,076,800	4,412,993	3,206,252	962,308	214,964	54,956,457	54,551,224

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

(a)	Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 % leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 % production gross royalty with the royalty increasing to 6 % if the price of gold increases to over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

In September 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture, as amended) with Centennial Development Corporation (CDC) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property.

During 2001, Phase One was completed and the Corporation earned an accumulated 60% interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60%.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 % interest of the D-Zone Joint Venture not already owned. During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded US $180,000 as a contingent liability in accounts payable to reflect on estimated CDC payroll tax liability. In July 2007, the payroll tax liability was paid. The Corporation is required to pay $70,000 from initial proceeds from extraction and a Net Smelter royalty of 3 % to CDC from the first 50,000 tonnes of mineralized material extracted from the D-Zone.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 % net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required payments were made with respect to the Copperstone project and the claims held are in good standing through August 2009.

(b)	Taurus and Fairstar mineral interests

Taurus and Fairstar were engaged in the acquisition, exploration and development of high-grade precious metals properties located in Canada. Taurus’ principal projects interests are located in Quebec, Ontario and British Columbia and are summarized as follows:

(i)	Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec, approximately 30 kilometers east of the Corporation’s Martiniere gold property, consists of 454 mining claims totaling 17,830 acres. The Corporation acquired its 38% interest in the Fenelon project and an option to acquire the remaining 62% interest as a result of the Arrangement in 2005. Pursuant to a 1998 agreement between Cyprus Canada Inc. (Cyprus) and International Taurus Resources Inc. (Taurus) and amended in 2000, Taurus was required to pay certain consideration to exercise its option to acquire Cyprus’s 62% ownership interests in the Fenelon Property and the Casa Berardi portfolio of properties (Martiniere, Northway and La Peltrie properties), which are described below in Note 6(b)(iii). The remaining consideration included 2,027,579 common shares of Taurus, which were issued in previous periods, and three installments of US$150,000 (total US$450,000), with the first installment to be paid upon commencement of commercial production on any one of the properties and the remaining installments to be made six and twelve months thereafter.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

(b)(i)	Fenelon Project, Quebec (continued)

As at September 30, 2008, the remaining installments totaling US$450,000 are required to be paid in order to exercise the Corporation’s option to acquire Cyprus’s 62% ownership in the Fenelon property and Cyprus’s interest in the Casa Berardi portfolio of properties. Cyprus will maintain a net smelter return royalty to a maximum of 2% and minimum of 1% in certain conditions on commercial production attributable to Taurus.

Upon making the final US$150,000 installment, the Corporation will own a 100% interest in the Fenelon property and Casa Berardi portfolio of properties subject only to the right of Cyprus to receive the net smelter return royalty.

A NSR royalty of 2% is also payable from production on the Fenelon property to Morrison Petroleum Limited. In addition, a 2% net profit royalty interest in the Fenelon project is payable to Stonegate Management Limited.

(b)(ii) Taurus Gold Project, British Columbia

Subject to the option agreement with Hawthorne Gold Corp. as discussed below, the Corporation holds a 100% interest in the Taurus gold property which covers 800 hectares and is located near the town of Cassiar, in northwestern British Columbia. The Taurus Project consists of 46 mining claims. Ten claim units are subject to a 2.5% net smelter royalty payable to Sable Resources Ltd.

On June 7, 2007 the Corporation reached an option agreement in principle with Cusac Gold Mines Ltd. (“Cusac”) for the sale of its Taurus Project for total cash consideration valued of up to $11 million plus up to 3 million common shares of Cusac. On June 22, 2007 the Corporation received its first instalment of 1,500,000 common shares from Cusac (Note 5).

On December 19, 2007 Cusac entered into a definitive merger agreement with Hawthorne Gold Corp. (“Hawthorne”) and as part of the merger agreement, Cusac assigned to Hawthorne all of its rights to the option to acquire the 46 mineral claims of the Taurus Gold property from the Corporation. The option assignment and amending agreement (the “Agreement”) amends the terms of the original option agreement and requires Hawthorne to pay the Corporation $6 million over two years, consisting of $1 million by December 22, 2007, $2 million by June 22, 2008, $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. A further $3 million is payable upon completion of a positive feasibility study recommending production, or production, whichever comes first. Pursuant to the Agreement, Hawthorne is required to issue 250,000 common shares to the Corporation on or before December 22, 2008. The Corporation agreed to the removal of the $2 million bonus payment which would have been payable if the price of gold closes above US $800 per ounce for a period of 100 consecutive days.

On December 22, 2007 and on June 22, 2008, the Corporation received the $1,000,000 and $2,000,000 option payments respectively from Hawthorne as per the Agreement.

(b)(iii)	Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus (Note 6(b)(i)), Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all of Cyprus’ interest in Cyprus’ entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the Cyprus Properties). The Taurus exploration portfolio now comprises four properties: the Fenelon Project, Martiniere “D”, Northway and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

To earn all of Cyprus’ 100% interest in all of the Cyprus Properties, the Corporation must make the cumulative combined payments of US$450,000, commencing on commercial production, which are described above under Note 6(b)(i). Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

The Martiniere property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. The Corporation’s Fenelon project is 30 kilometers to the east. The Corporation’s option with Cyprus is for a 100% interest in this property.

The Northway project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property consists of two contiguous claim blocks: the 113-claim, 1,600 hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. The Corporation’s option with Cyprus is for a 75% interest in this property with a 25% interest remaining in the hands of Caspian Energy Inc. On the Northway block, there is a 2% Net Smelter Return royalty, which may be bought out entirely.

During 2006, the Corporation entered into an agreement to acquire the remaining 25% interest of the Northway property from Caspian Energy Inc. in exchange for cash totalling $150,000. The Corporation paid the final $75,000 instalment and received the remaining 25% interest.

On November 15, 2007, the Corporation entered into an agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”) for the joint exploration and development of the Corporation’s Northway property and Agnico-Eagle’s Vezza property.

The agreement provides that the Corporation will grant Agnico-Eagle the option to acquire a 70% interest in the Northway property. To exercise the option, Agnico-Eagle must incur $1,699,500 in exploration expenditures on the Northway property over a three year period ending November 15, 2010 and must assign a 30% interest in the Vezza property to the Corporation. After exercise of the option, the combined Northway and Vezza properties will be operated on a joint venture basis with the Corporation initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture for an operator’s fee.

The Corporation has agreed to fund $160,500 in exploration expenditures on the Norway project during the first year of the Agnico-Eagle option, and a total of $555,000 during the remaining two years. Failure by the Corporation to contribute the required expenditures in the following two years will result in the dilution of its ownership interest percentage in both the Vezza and the Northway properties upon exercise of the option by Agnico-Eagle, who has agreed to fund $374,500 towards the first year expenditures. If Agnico-Eagle fails to contribute their projected expenditures, they will not acquire any interest in the Northway property and each party will recover their original 100% interest in their respective properties.

After the exercise of the option, Agnico-Eagle will have the right to increase its interest in the property by a further 10% by solely financing expenditures required to complete a feasibility study on the property. Should either party be diluted to less than a 10% interest in the properties, their interest will be converted to a 1% net smelter return royalty, of which up to one half may be purchased for $1,000,000.

(b)(iv)	Northshore Project, Ontario

The Northshore gold property is 100% owned by the Corporation and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalties ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

6.	MINERAL PROPERTIES (continued)

(c)	Pamlico and Gold Bar

Through the acquisition in 2000 of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., the Corporation purchased, or controlled by option, a number of exploration projects in the State of Nevada, United States. The primary projects consisted of the Pamlico and Gold Bar properties.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. In November 2005, the Corporation determined that cash resources were required for other active exploration projects and as a result elected not to make a final property payment of US$425,000 and returned the Pamlico project to the property vendor for nil consideration and recognized a write-down of deferred mineral property expenditures of $1,742,720.

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 % net smelter royalty capped at US$1,000,000 on future production. All required payments were made with respect to the Gold Bar project and the claims held are in good standing through August 2009.

Northern Canadian Minerals Inc. holds a 5% interest in the Gold Bar property subject to certain dilution provisions.

(d)	Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired the property covering 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July, 2004.

During the year ended December 31, 2006, the Corporation wrote-off the carrying value of the Oatman property and its Socorro property totalling $79,283 as no exploration activity had occurred on these properties in over three years. This write-down is required to comply with existing accounting guidelines.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued.

Issued	Number of
	Common
	Shares	Amount
		$

Balance, December 31, 2005	85,317,476	51,124,817

Shares issued for:
Private placements	14,800,000	8,140,000
Share subscription received	500,000	300,000
Warrant exercise	11,500	6,440
Share issue costs on flow-through renunciation (see below)	-	(943,803)
Share issue costs	-	(672,751)

Balance, December 31, 2006	100,628,976	57,954,703

Shares issued for:
Share issue costs on flow-through renunciation (see below)	-	(681,978)
Private placement	15,034,000	3,006,800
Share issue cost	-	(191,611)

Balance, December 31, 2007	115,662,976	60,087,914
Share issue costs on flow-through renunciation (see below)	-	(466,054)

Balance, September 30, 2008	115,662,976	59,621,860

On August 5, 2005, the Corporation completed a private placement consisting of 8,174,000 common shares which were designated as flow through shares at a price of $0.45 per flow through share totalling $3,678,300 and 1,588,000 non-flow through units at a price of $0.45 per unit totalling $714,600. Each unit consisted of one common share of the Corporation and one half of one common share purchase warrant. Each whole warrant was exercisable to acquire a further common share at $0.56 per share and expired February 5, 2008.

Desjardins Securities Inc. and Canaccord Capital Corporation (the “Agents”) received a cash commission equal to 7 % of the proceeds of the offering. The Agents also received warrants (the "Agent’s Warrants") to acquire such number of common shares as is equal to 7 % of the number of flow through shares totalling 572,180 warrants and 7 % of the number of non-flow through units sold totalling 166,740 warrants. Each Agent’s Warrant was exercisable to acquire a common share at $0.45 and expired August 5, 2007.

On December 29, 2005 the Corporation entered into a non-brokered private placement with Northern Precious Metals 2005 Limited Partnership pursuant to which it has agreed to issue 500,000 flow-through common shares at $0.60 per share for total proceeds of $300,000. The securities issued in connection with the private placement were issued on January 18, 2006. The proceeds were fully collected in 2006.

During the first quarter of 2006, exploration expenditures relating to flow-through shares totalling $3,978,300 were renounced and as a result the Corporation no longer has the ability to deduct these expenditures for tax purposes. The Corporation recorded a future income tax liability of $943,803 which is equal to the amount renounced times the corporate tax rate when the expenditures were renounced, with the offset charged to share issue costs.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (continued)

On May 31, 2006 the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) in the amount of $8,140,000. The private placement consisted of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit is comprised of one common share and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 up to November 30, 2007.

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for 1,036,000 non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants were exercisable at a price of $0.65 per share up to November 30, 2007.

In November 2007, upon TSX approval, 4,736,000 share purchase warrants were re-priced from $0.65 to $0.30 and the expiry date were extended from November 30, 2007 to June 2, 2008. The warrants expired on June 2, 2008.

During the first quarter of 2007, exploration expenditures relating to flow-through shares totalling $4,070,000 were renounced and as a result the Corporation no longer has the ability to use these expenditures for tax purposes. The Corporation recorded a future income tax liability of $681,978 which is equal to the amount renounced times the corporate tax rate when the expenditures were renounced, with the offset charged to share issue costs.

On December 19, 2007 the Corporation completed a private placement of 3,267,000 units through Dundee Securities Corporation (the Agent), and 1,750,000 units on a non-brokered basis, at a price of $0.40 per unit for gross proceeds of $2,006,800. Each unit consists of two common shares, one which was designated as a “flow-through share” for the purposes of the Income Tax Act (Canada) and one which was not designated as a flow through share, and one half of one transferable common share purchase warrant, with each full warrant entitling the holder to acquire one common share at a price of $0.30 per share until June 19, 2009.

The Agent was paid a cash fee of equal to 8% of the proceeds raised pursuant to the brokered portion of the financing. In addition, the Agent received warrants exercisable to purchase 522,720 common shares of the Corporation at a price of $0.30 per share until June 19, 2009. Using the Black-Schole valuation model, a value of $33,100 was assigned to the 522,720 share purchase warrants with a weighted average price of $0.06 per warrant, 1.5 year expected life, 63% volatility and 3.87% risk free rate. No commission was paid on the non-brokered portion of the financing.

All securities issued in connection with the private placement were subject to four month hold period that expired on April 19, 2008. The proceeds from this financing were used primarily to fund ongoing exploration at the Corporation’s Copperstone project in Arizona, USA and at its projects in Quebec and Ontario, and for general working capital.

On December 31, 2007, the Corporation entered into a non-brokered private placement and received total proceeds of $1,000,000 to which it has agreed to issue 2,500,000 units with the same term as the December 19, 2007 financing.

During the first quarter of 2008, exploration expenditures relating to flow-through shares totalling $1,503,400 were renounced and as a result the Corporation no longer has the ability to use these expenditures for tax purposes. The Corporation recorded a future income tax liability of $466,054 which is equal to the amount renounced times the corporate tax rate when the expenditures were renounced, with the offset charged to share issue costs.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (continued)

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (“the Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date, including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate.

As at September 30, 2008, the Corporation has stock options outstanding to acquire an aggregate of 9,430,000 common shares to directors, officers, employees and consultants exercisable at between $0.07 and $.071 per share exercisable at varying times up until August 6, 2013.

	Number of	Weighted average
	Options	exercise price

Balance, December 31, 2005	7,000,000	$0.86
Cancelled	(725,000)	$0.97
Granted	3,055,000	$0.59
Balance, December 31, 2006	9,330,000	$0.78
Expired	(1,165,000)	$0.56
Cancelled	(2,312,500)	$0.71
Granted	3,350,000	$0.24
Balance, December 31, 2007	9,202,500	$0.61
Expired	(390,000)	$1.21
Cancelled	(1,767,500)	$1.46
Granted	2,385,000	$0.07

Balance, September 30, 2008	9,430,000	$0.31

The following table summarizes stock options outstanding and exercisable at September 30, 2008:

Number of
Options	Exercise Price	Expiry Date
1,690,000	$0.43	May 5, 2010
450,000	$0.45	July 14, 2010
50,000	$0.50	September 26, 2010
480,000	$0.71	January 31, 2011
1,200,000	$0.55	June 20, 2011
50,000	$0.50	September 10, 2011
125,000	$0.40	October 17, 2011
600,000	$0.30	April 30, 2012
2,400,000	$0.22	November 6, 2012
2,385,000	$0.07	August 6, 2013

9,430,000

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (continued)

Options (continued)

During the nine months ended September 30, 2008, under the fair value based method, $108,650 (2007 - $128,700) in compensation expense was recorded for options granted to employees and non-employees and charged to operations.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

		December
	2008	2007

Risk free interest rate	3.21%	4.55%
Expected dividend yield	0%	0%
Stock price volatility	77%	79%
Expected life of options	5 years	4.1 years

The weighted average fair value of options granted during the nine months ended September 30, 2008 was $0.05 (December 2007 - $0.15) .

Warrants

At September 30, 2008, the Corporation has outstanding common share purchase warrants (warrants) to acquire an aggregate of 4,281,220 common shares outstanding.

		Weighted
	Number of	Average
	Warrants	Exercise Price

Balance, December 31, 2005	7,675,786	1.27
Exercised	(11,500)	0.56
Expired	(5,542,866)	1.45
Warrants issued on financing	4,736,000	0.65

Balance, December 31, 2006	6,857,420	0.69
Expired	(1,283,340)	0.94
Warrants issued on financing	4,281,220	0.30

Balance, December 31, 2007	9,855,300	0.32
Expired	(5,574,080)	0.34

Balance, September 30, 2008	4,281,220	0.30

The following table summarizes warrants outstanding and exercisable at June 30, 2008:

Number of
warrants	Exercise Price	Expiry Date

3,031,220	$0.30	June 19, 2009
1,250,000	$0.30	June 30, 2009

4,281,220

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

7.	SHARE CAPITAL (continued) Contributed Surplus

The following summarizes contributed surplus activity:

Amount
$
Balance, December 31, 2005	4,702,772
Stock-based compensation	748,300
Balance, December 31, 2006	5,451,072
Valuation of agent compensation warrants	33,100
Stock-based compensation	459,800
Balance, December 31, 2007	5,943,972
Stock-based compensation	108,650

Balance, September 30, 2008	6,052,622

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Amount
$
Opening balance on adoption of new accounting standard on January 1, 2007:
- Unrealized gain on available-for-sale marketable securities	12,300
- Foreign currency translation adjustment	43,031
Other comprehensive loss for the period - unrealized loss on available-for-sale securities	(154,642)
Accumulated other comprehensive loss at December 31, 2007	(99,311)
- Unrealized gain on available-for-sale marketable securities	(124,503)

Accumulated other comprehensive loss at September 30, 2008	(223,814)

The components of other comprehensive income are:

	September 30,	December 31,
	2008	2007
	$	$

Currency translation adjustment	43,031	43,031
Unrealized gains on Bayswater Uranium (Note 5)	(4,740)	19,500
Unrealized loss on Hawthorne Gold Corp. (Note 5)	(262,105)	(161,842)

	(223,814)	(99,311)

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

9.	GENERAL AND ADMINISTRATIVE EXPENSES

Nine months ended September 30,	2008	2007
	$	$

Management fees, consulting and salaries	235,709	234,852
Office and administration	25,960	104,224
Legal and accounting	38,271	89,428
Insurance	70,958	61,074
Public company expenses	177,673	215,458

	548,571	705,036

10.	LEASE OBLIGATION

The Corporation is committed under lease agreements expiring May 31, 2010 for office premises in Vancouver in the amount of $47,220 per year and for office premises in Reno in the amount of $26,900 per year.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in Note 6(a).

11.	RELATED PARTY TRANSACTIONS

(a)

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During the nine months ended September 30, 2008 the Corporation recovered management and consulting fees of $107,900 (2007 - $105,000) and general and administration expenses of $69,969 (2007 - $52,500) from these companies.

(b) As at September 30, 2008, there were $39,764 (December 2007 - $21,703) accounts receivable due from companies with certain directors in common.

12.	ASSET RETIREMENT OBLIGATION

The Corporation’s asset retirement obligations consist of reclamation and closure costs. The present value of obligations relating to explorations projects reflecting payments for approximately the next 7 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at September 30, 2008 is $34,108 (December 31, 2007- $32,816). The undiscounted value of this liability is $45,000 (2007 - $45,000). An accretion expense component of $1,292 (2007 - $1,227) has been charged to operations in 2008 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5.25%.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

13.	FINANCIAL INSTRUMENTS

Financial risk factors

The Corporation manages its exposure to financial risks, including foreign exchange risk and interest rate risk, base on a conservative framework to protect itself against adverse rate movements. All transactions undertaken are to support the Corporation’s ongoing business and does not acquire or issue derivative financial instruments for trading or speculative purposes. The Corporation’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements.

The Corporation’s activities are exposed to financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

a)	Market risks

	i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. Other current financial assets and liabilities are not exposed to interest rate risk because of their short-term nature and non-interest bearing.

	ii)	Currency risk

The Corporation is exposed to currency fluctuations in the acquisition of foreign currencies. The Corporation holds balances in cash and cash equivalents, and accounts payable and accrued liabilities in foreign currencies (US dollars) and is therefore exposed to gain or losses on foreign exchange. Based on the balance in foreign currencies as at September 30, 2008, a variance in foreign currency exchange rate of 1% would not have a significant impact on the Corporation’s financial statements.

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalent and accounts receivable. The Corporation has reduced its credit risk by investing its cash and cash equivalent in guaranteed investment certificates with a Schedule 1 Canadian chartered bank. Also, as the majority of its receivables are with the governments of Quebec and Canada in the form of sales tax receivables and government’s incentives, the credit risk is minimal.

c)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet the obligations associated with its financial liabilities. At the end of September 2008, the Corporation had enough funds available to meet its financial liabilities and future financial liabilities from its commitments for the current year. The Corporation handles liquidity risk through the management of its capital structure.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
For the nine months ended September 30, 2008 and 2007 (Unaudited – Prepared by Management)

14.	MANAGEMENT OF CAPITAL

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s development and exploration of its mineral properties and support any expansionary plans.

The capital of the Corporation consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Corporation manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Corporation’s underlying assets.

To effectively manage the entity’s capital requirements, the Corporation has in place a rigorous planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short-term business requirements. The Corporation is not subject to externally imposed capital requirements.